UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Emmis Communications Corporation

(Name of Issuer)

Class A Common Shares, $.01 par value

(Title of Class of Securities)

291525103

(CUSIP Number)

Frank K. Martin, CFA

Senior Partner

Martin Capital Management, LLP

300 Junior Achievement Drive, Suite 301, Elkhart, IN 46516

(574) 293-2077

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 291525103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin Capital Management, LLP 35-1827458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,167,715
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,167,715

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,167,715
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Martin Capital Management, LLP (“MCM”) on May 18, 2006, as amended on April 23, 20007 and August 10, 2007 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Emmis Communications Corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Common Shares covered by this Schedule 13D were purchased by the Covered Persons and by MCM on behalf of its investment management clients and certain employee and pro bono accounts between September 28, 2001 and August 8, 2007 for approximately $38.9 million (cost basis adjusted at $1.40 per share, as per the special dividend paid by the Issuer on November 22, 2006). The source of funds for the purchases was cash available for investment from the Covered Persons and from such clients and accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On September 11, 2007, Frank K. Martin and Dennis Blyly of MCM communicated with Susan B. Bayh, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson and Lawrence B. Sorrel of the Issuer’s Board of Directors, along with the Issuer’s corporate counsel, via a video conference call scheduled at MCM’s request. Prior to this call, MCM sent a letter, dated September 4, 2007, to Mrs. Bayh and Messrs. Leventhal, Lund, Nathanson and Sorrel as the Issuer’s Independent Directors. Attached to the letter was a draft of a longer letter, dated September 4, 2007, from MCM to the Issuer’s Independent Directors and four exhibits, all of which are attached hereto and incorporated herein.

During the conference call, MCM reiterated the concerns expressed in the attached correspondence. Specifically, MCM reiterated concerns about concentration of power and the apparent negative impact on corporate governance at the Issuer, the lack of clarity of vision with regard to corporate strategy, the apparent reluctance to monetize the worth of valuable properties of the Issuer that are not contributing to earnings, and the heavy burden of corporate expenses that seem excessively high vis-à-vis the Issuer’s comparable competitors. MCM concluded the call by recommending that, in light of the Issuer’s dismal long-term economic performance, relatively poor operating performance over the last approximately two years, and the possible economic headwinds the Issuer may face in the near future, the Board should seriously consider proceeding with whatever steps are necessary to sell the Issuer’s properties and return capital to the Issuer’s shareholders before the Issuer’s value may diminish further and in light of this Issuer’s relatively poor historical, current and possibly prospective performance as a going concern.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. MCM is the investment manager for client accounts, which together beneficially own an aggregate of 3,002,166 Common Shares. MCM has the power to direct the vote and disposition of the Common Shares held in these client accounts. MCM also has the power to direct the vote and disposition of an additional 48,089 Common Shares held in certain employee, pro bono and similar accounts. The Covered Persons directly beneficially own an aggregate of 117,460 Common Shares, comprised of 14,800 Common Shares held by Dennis D. Blyly, 18,770 Common Shares held by Todd B. Martin, 77,366 Common Shares held by Frank K. Martin, and 6,524 Common Shares held by Andrew P. Wilson. Accordingly, MCM may be deemed to be the beneficial owner of an aggregate amount of 3,167,715 Common Shares.

The Covered Persons, as partners of MCM, may be deemed to beneficially own the same number of Common Shares reported by MCM.

MCM disclaims beneficial ownership of the 3,167,715 Common Shares held in the accounts described above or held by the Covered Persons. The Covered Persons each disclaim beneficial ownership of the Common Shares reported above except, for each Covered Person, the respective amount reported as directly beneficially owned by such Covered Person.

(c) The reported share amounts for MCM reflect amounts as of September 13, 2007. The reporting persons effected the following transactions relating to the Common Shares since August 10, 2007, the date of filing of Amendment No. 2 to the Schedule 13D:

MCM sold 11,400 Common Shares in the open market on August 23, 2007 at a price of $6.06 per share.

(d) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 3 - Letter from Martin Capital Management, LLP to Independent Directors of Emmis Communications Corporation, dated September 4, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007

MARTIN CAPITAL MANAGEMENT, LLP

By:	/s/ Todd B. Martin
Name:	Todd B. Martin, CFA
Title:	Managing Partner

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Dennis D. Blyly, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Todd B. Martin, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Frank K. Martin, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Andrew P. Wilson, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management